NEWS RELEASE

FOR IMMEDIATE RELEASE

CONFERENCE CALL ANNOUNCEMENT

SECOND QUARTER 2006 RESULTS AND DISCUSSION

Tuesday, August 1, 2006

11:00 a.m., Eastern Time

CE Franklin Ltd. will release its earning report for the Second Quarter Ended June 30, 2006, through CNW Group, on Monday, July 31, 2006 after the close of the market.  It will also be posted on the Company’s website at http://www.cefranklin.com.

The Company will then host its financial analyst conference call on Tuesday, August 1, 2006 at 11:00 a.m. Eastern Time (9:00 a.m. Mountain Time) to discuss its earnings report for the Second Quarter Ended June 30, 2006.

Participants may join the call by dialing 1-800-796-7558 at the scheduled time of 11:00 a.m. Eastern Time.  For those unable to listen to the live conference call, a replay will be available at approximately 1:00 p.m. Eastern Time on the same day by calling 1-877-289-8525 and entering the pass code of 21194648# and may be accessed until midnight Tuesday, August 8, 2006.

The call will also be webcast live at: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1519760 and will be available on the Company’s website at http://www.cefranklin.com.

Michael West, Chairman, President and Chief Executive Officer will lead the discussion and will be accompanied by Randy Henderson, Vice President and Chief Financial Officer.  The discussion will be followed by a question and answer period.  The call is scheduled for a maximum of 45 minutes.

Thank you for your interest in CE Franklin. We look forward to your participation in the conference call.

About CE Franklin

CE Franklin distributes products and provides services and solutions to the Canadian oil and gas industry.  These products, services and solutions are used for projects involving drilling and completions, production and maintenance and capital construction.  The Company was established more than 50 years ago and has a network of 41 branches as well as many various inventory stocking points across Canada primarily in the Western Canadian Sedimentary Basin.  All are connected by state-of-the-art technology that provides our customers with a sophisticated supply chain management solution.

Smith International, Inc. is a major shareholder and owns 53.3%, of the Company’s outstanding shares, and CE Franklin partners with Wilson Supply, a wholly owned subsidiary of Smith International.  CE Franklin trades on the TSX under the symbol CFT and on the AMEX under the symbol CFK.

Our employees are committed to delivering on the promises we have made to our customers, partners, vendors, communities and shareholders. We promise to listen, to improve, to work in partnership, to improve economics, to generate new ideas and to create and build value.

For Further Information Contact:

Investor Relations

800-345-2858

403-531-5604

investor@cefranklin.com

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